UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Plug Drink, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> April 26, 2019

Physical address of issuer
1840 E. 46th Street, Los Angeles, CA 90058

Website of issuer
https://theplugdrink.com/

https://theplugdrink.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$556,699.44	$738,474.09
Cash & Cash Equivalents	$104,367.72	$210,392.48
Accounts Receivable	$97,912.23	$21,351.16
Short-term Debt	$1,013,430.14	$1,702,013.13
Long-term Debt	$1,127,917.29	$98,468.91
Revenues/Sales	$5,712,487.31	$4,976,133.33
Cost of Goods Sold	$1,825,544.74	$1,603,029.32
Taxes Paid	$0.00	$0.00
Net Income	-$673,712.24	-$2,077,480.17

May 25, 2024

FORM C-AR

The Plug Drink, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Plug Drink, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://theplugdrink.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Plug Drink, Inc. (the "Company") is a Delaware Corporation, formed on April 26, 2019. The Company was formerly known as The Plug.

The Company is located at 1840 E. 46th Street, Los Angeles, CA 90058.

The Company's website is https://theplugdrink.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Plug is an all-natural plant-based functional recovery beverage with electrolytes that rapidly cleanses your liver of toxins, reduces unwelcomed symptoms after a night out, boosts your immune system, and keeps you properly hydrated. Our formula is a science-backed proprietary blend of 13 plants, flowers, and fruits with the highest herbal concentration (10.8g) compared to competitors and is designed to support your metabolism and optimize your lifestyle and

productivity levels. The Plug's mission statement is that we are a lifestyle better-for-you wellness brand focused on optimizing everyone's lives by educating people about the power of plants & herbs and bringing awareness to the liver.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the managing member, its executive officers and key employees.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

We may implement new lines of business or offer new products and services within existing lines of business

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may

not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior

expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications

that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

There is no guarantee of a return on an Investor's investment

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The hangover cure and liver health markets are highly competitive, if we do not compete successfully, our business may be adversely impacted

Though we believe we offer a differentiated product offering, our competitors include larger corporations with larger reach both through manufacturing and distribution agreements. This may have an adverse effect on our business.

Supply chain interferences have affected nearly every sector across the economy

Increases in component costs, shipping costs, long lead times, supply shortages, and supply changes could disrupt our supply chain; factors such as wage rate increases and inflation can have a material adverse effect on our business, financial condition, and operating results.

Our operations may be significantly disrupted by the COVID-19 pandemic, and our business, financial condition and results of operations could be negatively impacted

The global spread of the COVID-19 pandemic and measures introduced by local, state and federal governments to contain the virus and mitigate its public health effects have significantly impacted the U.S. economy. The duration and severity of the COVID-19 pandemic is unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

Given the uncertainty around the duration and extent of the COVID-19 pandemic, we expect that the evolving COVID-19 pandemic will continue to impact our business, results of operations, and financial condition and liquidity.

The success of previous product lines does not guarantee the success of planned and future products

We have plans to introduce multiple product lines beyond our current offerings. The successful launch and commercialization of our past offerings does not guarantee that future products will achieve similar success.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage- hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will

bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of claims that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, and breach of state consumer protection statutes (such as Proposition 65 in California). The FTC and/or state attorneys general may bring legal actions that seek to remove a product from the marketplace and/or impose fines and penalties. Even if not merited, class claims, actions by the FTC or state attorneys general enforcement actions could be expensive to defend and could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image, which could have a material and adverse effect on our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.

There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the food and hospitality field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or ingredients for our products, or from

whom we acquire such items, do not provide components or ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components and ingredients available from only one source. Continued availability of those components and ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common

components and ingredients instead of components and ingredients customized to meet our requirements. The supply of components and ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Plug is an all-natural plant-based functional recovery beverage with electrolytes that rapidly cleanses your liver of toxins, reduces unwelcomed symptoms after a night out, boosts your immune system, and keeps you properly hydrated. Our formula is a science-backed proprietary blend of 13 plants, flowers, and fruits with the highest herbal concentration (10.8g) compared to competitors and is designed to support your metabolism and optimize your lifestyle and productivity levels. The Plug's mission statement is that we are a lifestyle better-for-you wellness

brand focused on optimizing everyone's lives by educating people about the power of plants & herbs and bringing awareness to the liver.

Business Plan

Since our launch in May 2020, we have grown sales tremendously in the last three years. Our total gross sales in 2023 was over $6 million with over 90% of the revenue coming from out online channels, specifically direct-to-consumer and Amazon. In 2023, we also grew our offline sales to surpass 3,500+ stores nationwide. Customers and fans realizing the benefits of The Plug

along with an increased focus on our online presence including Gopuff, which has attributed to our brand's organic growth. In January 2023, we launched our Plug Pills, which includes our core 13 herbal Plug Blend with new additions of Turmeric, Milk Thistle, and Vitamin B1, B2, and B6. We plan on improving internal operating efficiencies as we were able to cut down our burn last year by 70%+, while still growing the top line sales numbers. By 2027 or sooner, we hope to be a household product and the go-to solution for all things related to the liver and want to be the first name that comes to mind. Note that forward looking projections are not guaranteed and investors should exercise caution.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
The Plug Drink	all-natural plant-based recovery beverage (Plug Blend of 13 herbs) + electrolytes	liver health and hangover products global market
The Plug Pills	all-natural plant-based recovery pills (Plug Blend of 13 herbs) + Milk Thistle, Turmeric, B Vitamins	liver health and hangover products global market

Distribution methods: online sales and physical retail stores.

Competition

The Company's primary competitors are Morning Recovery, Cheers, ZBiotics, Pedialyte, PartyAid, Blowfish, Goody's, Liquid I.V., and DrinkAde.

We are well-positioned to win both the hangover products market as well as the broader liver health market. Our key competitive advantages include: (1) a plant-based proprietary all-natural formula with the highest herbal concentration, paired with rapid hydrating electrolytes, (2) superior taste profile, (3) highly engaged loyal customers with a differentiated marketing approach and (4) less calories, carbs and zero added sugar or caffeine compared to our direct competitors.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1840 E. 46th Street, Los Angeles, CA 90058

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Raymond Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CEO, April 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Plug Drink, Inc., Co-Founder & CEO, April 2019-Present; His day-to-day duties include strategy, distribution, marketing, legal, investor relations, financial analysis, growth and more macro-based responsibilities.

Education

University of Chicago, B.A. Economics

Name

Justin Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & COO, April 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Plug Drink, Inc., Co-Founder & COO, April 2019-Present; His day-to-day duties include operations, ecommerce, distribution, logistics, managing the team, customer service, budgeting, and more micro-based responsibilities.

Education

Northwestern University, Bachelor's Degree

Name

Peter Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & Chairman of the Board, April 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Plug Drink, Inc., Co-Founder & COO, April 2019-Present; His day-to-day duties include manufacturing, advising, and maintaining inventory/shipping levels and relationship with manufacturers. Neo USA Food Co., Founder, President, and CEO, manage day to day operations and the overall business.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

16

Name

Raymond Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & CEO, April 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Plug Drink, Inc., Co-Founder & CEO, April 2019-Present; His day-to-day duties include strategy, distribution, marketing, legal, investor relations, financial analysis, growth and more macro-based responsibilities.

Education

University of Chicago, B.A. Economics

Name

Justin Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder & COO, April 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Plug Drink, Inc., Co-Founder & COO, April 2019-Present; His day-to-day duties include operations, ecommerce, distribution, logistics, managing the team, customer service, budgeting, and more micro-based responsibilities.

Education

Northwestern University, Bachelor's Degree

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

17

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,427,359
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF are subject to dilution if the Company issues more Common Stock.
Other Material Terms or information.	

Type of security	3,014,320 Common Stock
Amount outstanding	
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF are subject to dilution if the Company issues more Common Stock.
Other Material Terms or information.	

Type of security	Crowd SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$42,771

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Shopify
Amount outstanding	$190,000.00
Interest rate and payment schedule	15.7%, $30,000/mo
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	June 2024
Other material terms	

Type of debt	Loan
Name of creditor	Amazon Capital
Amount outstanding	$319,000.00
Interest rate and payment schedule	14.5%, $45,000/mo

Amortization schedule	N/A
Describe any collateral or security	
Maturity date	July 2024
Other material terms	

Type of debt	Line of credit
Name of creditor	Bluevine
Amount outstanding	$123,000.00
Interest rate and payment schedule	30%, $15,000/mo
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	N/A
Other material terms	

Type of debt	Line of credit
Name of creditor	Kabbage
Amount outstanding	$72,000.00
Interest rate and payment schedule	6.5%, $15,000/mo
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	N/A
Other material terms	

Type of debt	Loan
Name of creditor	Kanmon
Amount outstanding	$6,000.00
Interest rate and payment schedule	18%, $6,000/mo
Amortization schedule	N/A
Describe any collateral or security	

Maturity date	February 2024
Other material terms	

Type of debt	Loan
Name of creditor	Paypal
Amount outstanding	$50,000.00
Interest rate and payment schedule	15.1%, $8,000/mo
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	September 2024
Other material terms	

Type of debt	Loan
Name of creditor	Parafin
Amount outstanding	$170,000.00
Interest rate and payment schedule	16.1%, $15,000/mo
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	August 2024
Other material terms	

Type of debt	Loan
Name of creditor	Paypal Working Capital
Amount outstanding	$85,000.00
Interest rate and payment schedule	10%, $12,000/mo
Amortization schedule	N/A
Describe any collateral or security	

Maturity date	February 2024
Other material terms	

Type of debt	Loan
Name of creditor	Onramp
Amount outstanding	$85,000.00
Interest rate and payment schedule	15%, $45,000/mo
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	February 2024
Other material terms	

The total amount of outstanding debt of the company is $1,100,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$42,771.00	Offering costs, marketing and tradespend, selling, operating capital, team and human capital	December 23, 2022	Regulation CF
Common Stock	1	$1,610,500.00	Offering costs, marketing and tradespend	December 3, 2021	Rule 506(b)

Stock		0	tradespend, selling, operating capital	2021	

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Raymond Kim	23.0%
Justin Kim	23.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Liquidity and Capital Resources To date, the Company has been financed with $2MM in common stock offerings and Reg CF $42,771K. Concurrent to the Reg CF offering, the Company is raising a SAFE with the same terms, with the goal of raising $5 million. The concurrent offering will be raised at the same terms as the Reg CF offering. The Plug's cash in hand is [$45,164] as of December 31, 2023. After the conclusion of this offering, should the Company hit the minimum funding target, their projected runway is 12 months. until they need to raise further capital. Should the Company hit the maximum funding target, their projected runway is 18 months The Company will likely require additional financing in excess of the proceeds from the Offering. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any additional investments. Historical Results of Operations The Company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance. Below we have listed some key financials from our most recent Fiscal Year (FY 2023) Net Sales: $5,712,487 Gross Margin: 68% Assets: $556,699 Net Loss: $(673,712) Liabilities: $2,141,347 Our historical success has been due to the success of both our online and retail revenue channels. Our past revenues have been a result of successful partnerships with retailers and successful execution of our online marketing

and commercialization plans. The continuance of these relationships and execution is essential to the success of our business and, while we have no reason to believe any of the relationships will cease, they are not guaranteed into perpetuity. We continue to optimize our cost structures and have a focus to maximize our long-term margin profile. Upcoming Milestones As we have done in the past, we continue to optimize our product offering for our consumers. Our upcoming product launches include the introduction of liver pills in jar format, powder, extra strength Plug Drinks and a broader health detox line. The launches of our future product lines and continued marketing pushes will be the main drivers of our capital spend. We plan to use the proceeds from this and future raises to execute on those initiatives

Liquidity and Capital Resources

On December 23, 2022 the Company conducted an offering pursuant to Regulation CF and raised $42,771.00.

On December 3, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised $1,610,500.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Raymond Kim
(Signature)

Raymond Kim
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Raymond Kim
(Signature)

Raymond Kim
(Name)

Co-Founder & CEO
(Title)

(Date)

/s/Justin Kim
(Signature)

Justin Kim
(Name)

Co-Founder & COO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

THE PLUG DRINK, INC.
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total	
Income														
Discounts given								-79.88					-79.88	
Sales	0.00	0.00			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	
Offline	0.00	0.00	0.00	0.00	0.00	0.00			0.00	0.00	0.00	0.00	0.00	
Total Offline	$ 80,841.00	$ 8,234.00	$ 7,338.00	$ 13,424.00	$ 18,601.00	$ 58,602.00	$ 38,252.00	$ 35,833.00	$ 3,970.00	$ 11,398.00	$ 24,991.00	$ 32,298.00	$ 331,782.00	
Online	0.00	0.00	0.00	0.00									0.00	
Total Online	$ 634,224.71	$ 541,183.34	$ 589,403.85	$ 528,093.60	$ 531,358.85	$ 464,087.10	$ 453,408.11	$ 409,327.11	$ 371,955.42	$ 365,388.02	$ 391,721.67	$ 380,484.09	$ 5,660,635.87	
Total Sales	$ 715,065.71	$ 549,417.34	$ 596,741.85	$ 541,517.60	$ 547,959.85	$ 522,689.10	$ 491,660.11	$ 445,160.11	$ 375,925.42	$ 376,786.02	$ 416,712.67	$ 412,782.09	$ 5,992,417.87	
Sales Returns & Refunds													0.00	
Total Sales Returns & Refunds	-$ 25,563.55	-$ 27,953.11	-$ 34,803.35	-$ 25,986.27	-$ 28,518.40	-$ 21,316.11	-$ 22,964.76	-$ 20,603.08	-$ 21,186.70	-$ 18,852.16	-$ 15,539.18	-$ 16,564.01	-$ 279,850.68	
Net Revenue	$ 689,502.16	$ 521,464.23	$ 561,938.50	$ 515,531.33	$ 519,441.45	$ 501,372.99	$ 468,695.35	$ 424,477.15	$ 354,738.72	$ 357,933.86	$ 401,173.49	$ 396,218.08	$ 5,712,487.31	
Total Cost of Goods Sold	$ 238,310.51	$ 163,618.32	$ 161,947.88	$ 180,932.54	$ 159,328.68	$ 174,526.50	$ 151,558.88	$ 130,148.69	$ 107,276.50	$ 106,427.76	$ 126,118.87	$ 125,349.61	$ 1,825,544.74	
Gross Profit	$ 451,191.65	$ 357,845.91	$ 399,990.62	$ 334,598.79	$ 360,112.77	$ 326,846.49	$ 317,136.47	$ 294,328.46	$ 247,462.22	$ 251,506.10	$ 275,054.62	$ 270,868.47	$ 3,886,942.57	68.0%
Expenses														
Advertising & Marketing													0.00	
Total Advertising	$ 196,358.80	$ 166,541.00	$ 203,717.00	$ 178,091.96	$ 134,865.05	$ 84,577.56	$ 82,305.00	$ 84,972.70	$ 92,843.06	$ 97,129.27	$ 117,938.12	$ 106,684.50	$ 1,546,024.02	
Total Marketing	$ 7,430.62	$ 4,640.49	$ 6,156.36	$ 9,314.57	$ 4,460.33	$ 9,096.38	$ 8,376.33	$ 6,548.64	$ 5,611.15	$ 4,915.31	$ 8,529.35	$ 7,016.07	$ 82,095.60	
Total Advertising & Marketing	$ 203,789.42	$ 171,181.49	$ 209,873.36	$ 187,406.53	$ 139,325.38	$ 93,673.94	$ 90,681.33	$ 91,521.34	$ 98,454.21	$ 102,044.58	$ 126,467.47	$ 113,700.57	$ 1,628,119.62	
Amazon Sales Tax	13,738.99	10,954.44	9,041.15	11,913.20	8,798.18	9,652.53	9,550.83	7,862.67	9,656.18	9,515.45	9,168.97	9,257.53	119,110.12	
Total Automobile Expense	$ 9,190.45	$ 8,761.75	$ 9,486.82	$ 5,934.28	$ 11,879.37	$ 9,304.44	$ 8,415.97	$ 9,010.83	$ 7,062.76	$ 11,068.85	$ 8,543.41	$ 7,676.99	$ 104,335.92	
Bank Charges & Fees	30.00	963.53	682.54	656.91	681.82	680.30	1,348.70	648.29	598.27	2,096.09	581.19	645.99	9,612.69	
Commission & Fees													0.00	
Total Commission & Fees	$ 94,224.33	$ 73,757.05	$ 90,315.55	$ 75,080.85	$ 65,975.77	$ 63,625.57	$ 61,470.59	$ 55,909.31	$ 52,615.18	$ 56,094.48	$ 57,151.43	$ 53,673.98	$ 799,894.09	
Contractors	66,287.32	43,160.55	52,430.83	20,747.31	59,400.82	19,619.02	45,002.20	37,416.77	46,781.93	35,917.62	39,843.29	38,540.77	505,128.23	
Delivery		51.38											51.38	
Dues & Subscriptions	500.00				179.00	70.08						13.99	763.07	
Factoring Expense	1,414.03	-598.11											815.92	
Health Insurance	494.00	494.00	494.00	494.00	494.00	494.00	494.00	658.00	658.00	658.00	658.00	658.00	6,748.00	
Insurance	1,867.83	1,656.61	1,455.43	1,523.03	1,618.69	1,592.81	1,592.81	1,615.55	1,596.03	2,802.49	1,601.69	2,592.33	21,515.30	
Interest Expense	14,469.98	11,047.13	25,832.69	43,127.09	37,413.86	23,607.44	23,559.95	23,912.07	25,921.65	33,573.62	22,921.34	24,716.85	310,103.67	
Janitorial Services	1,661.00	619.21	-110.25		100.00						175.00	337.70	2,782.66	
Job Supplies		88.20											88.20	
Meals & Entertainment													0.00	
Total Meals & Entertainment	$ 22,091.23	$ 16,762.81	$ 8,241.67	$ 31,953.54	$ 11,752.45	$ 10,441.49	$ 19,582.85	$ 14,365.07	$ 12,340.62	$ 10,138.04	$ 7,132.76	$ 4,737.45	$ 169,539.98	
Medical	600.00	1,552.56	-1,767.62	1,185.33	249.06	3,431.63	359.21	291.20	672.63	354.27	390.09	341.42	7,659.78	
Merchandise			219.65										219.65	
Miscellaneous	162.59	706.02	399.08	825.01	105.90	-10.00	-10.00	-10.00	211.42	843.17	399.06	316.02	3,938.27	
Office Expense & Software													0.00	
Total Office Expense & Software	$ 6,052.47	$ 4,193.40	$ 5,923.09	$ 4,585.38	$ 3,881.65	$ 5,302.45	$ 3,645.82	$ 5,700.53	$ 4,243.34	$ 5,743.67	$ 6,504.67	$ 4,559.42	$ 60,335.89	
Online Mall Fee	132.61	135.55	152.53	137.24	131.84	128.75	128.75	2.25		20.37		30.57	1,000.46	
Other Business Expenses			450.00										450.00	
Printing				45.19									45.19	
Professional Fees	30,681.07	33,915.74	40,948.45	27,907.26	43,491.18	7,500.00	7,669.98	8,325.00	7,240.00	7,028.99	7,200.00	8,070.00	230,977.67	
Promotions	187.95	783.34			364.82								1,336.11	
QuickBooks Payments Fees	32.22	85.00	85.00	95.39	85.00	91.40	94.49	90.00	90.00	92.46	91.65	90.00	1,022.61	
Repairs & Maintenance	328.20	636.00	266.04	85.66	113.54	613.39	158.38	1,577.63	132.99		11.47		3,921.30	
Shipping & Freight													0.00	
Total Shipping & Freight	$ 42,474.51	$ 34,985.84	$ 34,060.09	$ 29,714.72	$ 31,371.03	$ 25,013.67	$ 21,818.48	$ 19,445.51	$ 16,688.66	$ 19,905.29	$ 18,271.32	$ 19,077.65	$ 312,826.57	
Supplies	2,852.08	4,420.15	3,373.20	1,744.48	5,751.33	2,704.24	3,382.08	1,026.96	957.50	500.33	1,014.84	182.01	27,908.18	
Taxes & Licenses	207.53	3,957.54	213.07	377.53	4,980.69	-4,280.42	405.38	1,451.44	416.99	324.24		30.00	8,083.99	
Telephone Expense	559.62	773.53	661.94	668.25	750.62	621.75	844.42	635.14	620.71	689.38	617.34	612.94	8,055.64	
Trash Disposal	9.88												9.88	
Travel	3,127.32	2,269.81	3,547.26	17,378.58	3,133.32	2,172.43	7,543.70	8,771.12	1,970.28	1,388.61	1,669.21	1,804.05	54,775.69	
Utilities				397.85	1,175.89	313.91	314.22	393.19	586.46	557.37	303.84	386.92	4,429.65	
Warehouse & Office Rent	16,510.22	14,009.91	14,118.40	13,950.74	11,465.31	7,598.24	6,106.00	12,946.63	15,566.66	11,617.00	11,641.04	19,891.93	155,414.28	
Warehouse Supply								700.00		474.88	460.49		1,635.37	
Total Expenses	$ 533,676.63	$ 439,324.23	$ 510,393.77	$ 477,934.35	$ 444,670.52	$ 283,955.06	$ 314,158.18	$ 305,265.70	$ 305,062.47	$ 313,449.25	$ 322,819.57	$ 309,945.08	$ 4,560,654.81	
Net Operating Income	-$ 82,484.98	-$ 81,478.32	-$ 110,403.15	-$ 143,335.56	-$ 84,557.75	$ 42,891.43	$ 2,978.29	-$ 10,937.24	-$ 57,600.25	-$ 61,943.15	-$ 47,764.95	-$ 39,076.61	-$ 673,712.24	
Net Income	-$ 82,484.98	-$ 81,478.32	-$ 110,403.15	-$ 143,335.56	-$ 84,557.75	$ 42,891.43	$ 2,978.29	-$ 10,937.24	-$ 57,600.25	-$ 61,943.15	-$ 47,764.95	-$ 39,076.61	-$ 673,712.24	

THE PLUG DRINK, INC.
Balance Sheet
As of December 31, 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023
ASSETS						
Current Assets						
Bank Accounts						
Total Bank Accounts	$ 263,086.77	$ 179,991.06	$ 227,171.20	$ 317,438.72	$ 432,687.35	$ 181,132.62
Accounts Receivable						
Total Accounts Receivable	$ 94,014.23	$ 66,362.68	$ 3,339.84	$ 6,262.20	$ 16,632.73	$ 57,431.19
Other Current Assets						
Total Other Current Assets	$ 411,185.13	$ 394,334.81	$ 365,649.94	$ 193,119.80	$ 186,180.35	$ 167,737.72
Total Current Assets	$ 768,286.13	$ 640,688.55	$ 596,160.78	$ 516,820.72	$ 635,480.43	$ 406,301.53
Other Assets						
Total Other Assets	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00
TOTAL ASSETS	$ 777,286.13	$ 649,688.55	$ 605,160.78	$ 525,820.72	$ 644,480.43	$ 415,301.53
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Total Accounts Payable	$ 512,795.84	$ 655,518.56	$ 655,518.56	$ 555,518.56	$ 571,291.04	$ 569,050.72
Credit Cards						
Total Credit Cards	$ 331,448.45	$ 290,661.51	$ 283,899.63	$ 237,103.98	$ 334,969.13	$ 280,819.49
Other Current Liabilities						
Total Other Current Liabilities	$ 145,239.76	$ 146,056.13	$ 132,764.15	$ 118,846.22	$ 98,951.48	$ 58,300.92
Total Current Liabilities	$ 989,484.05	$ 1,092,236.20	$ 1,072,182.34	$ 911,468.76	$ 1,005,211.65	$ 928,171.13
Long-Term Liabilities						
Total Long-Term Liabilities	$ 1,044,647.74	$ 895,776.33	$ 981,705.57	$ 1,106,414.65	$ 1,215,889.22	$ 985,859.41
Total Liabilities	$ 2,034,131.79	$ 1,988,012.53	$ 2,053,887.91	$ 2,017,883.41	$ 2,221,100.87	$ 1,914,030.54
Equity						
Capital Stock	2,650,539.06	2,650,539.06	2,650,539.06	2,750,539.06	2,750,539.06	2,785,539.06
Retained Earnings	-3,824,899.74	-3,824,899.74	-3,824,899.74	-3,824,899.74	-3,824,899.74	-3,824,899.74
Net Income	-82,484.98	-163,963.30	-274,366.45	-417,702.01	-502,259.76	-459,368.33
Total Equity	-$ 1,256,845.66	-$ 1,338,323.98	-$ 1,448,727.13	-$ 1,492,062.69	-$ 1,576,620.44	-$ 1,498,729.01
TOTAL LIABILITIES AND EQUITY	$ 777,286.13	$ 649,688.55	$ 605,160.78	$ 525,820.72	$ 644,480.43	$ 415,301.53

	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023
ASSETS						
Current Assets						
Bank Accounts						
Total Bank Accounts	$ 228,391.90	$ 171,527.06	$ 209,551.14	$ 191,728.79	$ 247,402.41	$ 104,367.72
Accounts Receivable						
Total Accounts Receivable	$ 86,532.25	$ 49,912.80	$ 37,076.82	$ 47,046.04	$ 78,444.81	$ 97,912.23
Other Current Assets						
Total Other Current Assets	$ 175,388.63	$ 341,324.57	$ 514,925.02	$ 568,675.49	$ 454,518.27	$ 345,167.49
Total Current Assets	$ 490,312.78	$ 562,764.43	$ 761,552.98	$ 807,450.32	$ 780,365.49	$ 547,447.44
Other Assets						
Total Other Assets	$ 9,000.00	$ 9,252.00	$ 9,252.00	$ 9,252.00	$ 9,252.00	$ 9,252.00
TOTAL ASSETS	$ 499,312.78	$ 572,016.43	$ 770,804.98	$ 816,702.32	$ 789,617.49	$ 556,699.44
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Total Accounts Payable	$ 632,099.36	$ 818,095.84	$ 1,053,222.08	$ 1,021,085.92	$ 921,085.92	$ 786,365.50
Credit Cards						
Total Credit Cards	$ 277,393.02	$ 276,046.16	$ 214,271.32	$ 130,322.29	$ 211,149.80	$ 218,781.33
Other Current Liabilities						
Total Other Current Liabilities	$ 28,034.11	$ 76.49	$ 4,031.70	$ 2,534.89	$ 5,406.56	$ 8,283.31
Total Current Liabilities	$ 937,526.49	$ 1,094,218.49	$ 1,271,525.10	$ 1,153,943.10	$ 1,137,642.28	$ 1,013,430.14
Long-Term Liabilities						
Total Long-Term Liabilities	$ 1,055,537.01	$ 982,485.90	$ 1,061,568.09	$ 1,286,990.58	$ 1,323,971.52	$ 1,127,917.29
Total Liabilities	$ 1,993,063.50	$ 2,076,704.39	$ 2,333,093.19	$ 2,440,933.68	$ 2,461,613.80	$ 2,141,347.43
Equity						
Capital Stock	2,787,539.06	2,787,539.06	2,787,539.06	2,787,539.06	2,787,539.06	2,913,963.99
Retained Earnings	-3,824,899.74	-3,824,899.74	-3,824,899.74	-3,824,899.74	-3,824,899.74	-3,824,899.74
Net Income	-456,390.04	-467,327.28	-524,927.53	-586,870.68	-634,635.63	-673,712.24
Total Equity	-$ 1,493,750.72	-$ 1,504,687.96	-$ 1,562,288.21	-$ 1,624,231.36	-$ 1,671,996.31	-$ 1,584,647.99
TOTAL LIABILITIES AND EQUITY	$ 499,312.78	$ 572,016.43	$ 770,804.98	$ 816,702.32	$ 789,617.49	$ 556,699.44

Created by FlowFi on February 2, 2024

THE PLUG DRINK, INC.
Statement of Cash Flows
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
OPERATING ACTIVITIES													
Net Income	-82,484.98	-81,478.32	-110,403.15	-143,335.56	-84,557.75	42,891.43	2,978.29	-10,937.24	-57,600.25	-61,943.15	-47,764.95	-39,076.61	-673,712.24
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 72,512.04	$ 147,254.02	$ 71,654.05	$ 8,894.00	$ 90,311.81	-$ 99,396.35	-$ 27,396.61	$ 27,375.51	$ 14,811.14	-$ 181,955.02	$ 68,080.30	-$ 33,567.12	$ 13,553.69
Net cash provided by operating activities	-$ 154,997.02	$ 65,775.70	-$ 38,749.10	-$ 134,441.56	$ 5,754.06	-$ 56,504.92	-$ 24,418.32	$ 16,438.27	-$ 42,789.11	-$ 243,898.17	$ 20,315.35	-$ 72,643.73	-$ 660,158.55
INVESTING ACTIVITIES													
Net cash provided by investing activities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 252.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 252.00
FINANCING ACTIVITIES													
Net cash provided by financing activities	$ 203,645.86	-$ 148,871.41	$ 85,929.24	$ 224,709.08	$ 109,474.57	-$ 195,029.81	$ 71,677.60	-$ 73,051.11	$ 79,082.19	$ 225,422.49	$ 36,980.94	-$ 69,629.30	$ 550,340.34
Net cash increase for period	$ 48,648.84	-$ 83,095.71	$ 47,180.14	$ 90,267.52	$ 115,228.63	-$ 251,534.73	$ 47,259.28	-$ 56,864.84	$ 36,293.08	-$ 18,475.68	$ 57,296.29	-$ 142,273.03	-$ 110,070.21

Created by FlowFi on February 2 , 2024

THE PLUG DRINK, INC.
Balance Sheet
As of December 31, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
Amazon Bank account	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	51,485.54	51,764.70
Cash on Delivery	21,193.15	15,885.76	34,514.73	48,903.56	39,982.08	-4,121.38	21,885.27	31,729.69	23,733.17	45,983.44	48,568.35	6,317.31
PayPal Bank account	13,336.68	19,130.65	34,540.22	23,876.97	17,507.52	26,981.91	130,988.34	15,027.41	623.67	1,418.28	26,220.14	7,048.04
PCB Checking 3793	206,999.84	105,500.25	102,642.17	58,661.58	46,216.86	97,958.85	79,587.43	120,033.73	245,072.09	133,933.25	244,853.37	145,262.43
Total Bank Accounts	$ 241,529.67	$ 140,516.66	$ 171,697.12	$ 130,542.11	$ 103,706.46	$ 120,819.38	$ 232,461.04	$ 166,790.83	$ 269,428.93	$ 181,334.97	$ 370,907.40	$ 210,392.48
Accounts Receivable												
Accounts Receivable (A/R)	41,742.59	41,742.59	41,742.59	46,926.99	60,760.91	58,586.51	48,342.99	48,832.24	47,955.07	77,372.91	21,314.99	21,351.16
Total Accounts Receivable	$ 41,742.59	$ 41,742.59	$ 41,742.59	$ 46,926.99	$ 60,760.91	$ 58,586.51	$ 48,342.99	$ 48,832.24	$ 47,955.07	$ 77,372.91	$ 21,314.99	$ 21,351.16
Other Current Assets												
Inventory	363,122.80	466,655.34	535,460.34	449,792.92	337,391.67	330,043.97	223,083.40	245,231.03	180,615.32	453,922.85	416,286.61	497,730.45
Total Other Current Assets	$ 363,122.80	$ 466,655.34	$ 535,460.34	$ 449,792.92	$ 337,391.67	$ 330,043.97	$ 223,083.40	$ 245,231.03	$ 180,615.32	$ 453,922.85	$ 416,286.61	$ 497,730.45
Total Current Assets	$ 646,395.06	$ 648,914.59	$ 748,900.05	$ 627,262.02	$ 501,859.04	$ 509,449.86	$ 503,887.43	$ 460,854.10	$ 497,999.32	$ 712,630.73	$ 808,509.00	$ 729,474.09
Other Assets												
Security Deposit-Rent	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00	9,000.00
Total Other Assets	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00	$ 9,000.00
TOTAL ASSETS	$ 655,395.06	$ 657,914.59	$ 757,900.05	$ 636,262.02	$ 510,859.04	$ 518,449.86	$ 512,887.43	$ 469,854.10	$ 506,999.32	$ 721,630.73	$ 817,509.00	$ 738,474.09
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable (A/P)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	93,632.00	378,197.12	378,197.12	520,493.12
Total Accounts Payable	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 93,632.00	$ 378,197.12	$ 378,197.12	$ 520,493.12
Credit Cards												
AMEX Credit Card 31008	154,455.52	134,126.57	250,044.52	291,270.32	435,190.37	373,301.12	301,331.35	389,547.16	376,567.88	127,046.10	292,237.08	314,080.30
AMEX Credit Card 33009	13,471.04	13,380.11	14,807.07	15,353.24	14,802.17	15,257.56	15,447.10	25,844.46	26,597.75	33,040.29	32,383.99	31,805.81
Chase Credit Card	9,490.46	13,463.82	8,116.49	11,195.99	23,720.17	18,355.10	19,771.85	20,028.05	20,202.23	8,714.70	18,792.27	17,949.82
Parker Card	2,077.62	75,135.11	26,560.38	6,150.00	79,996.57	79,996.57	73,996.57	67,996.57	63,996.57	57,996.57	48,496.57	33,996.57
RAMP Credit Card	0.00	0.00	0.00	0.00	2,063.81	30,126.15	30,126.15	21,126.15	13,126.15	0.00	0.00	0.00
Total Credit Cards	$ 179,494.64	$ 236,105.61	$ 299,528.46	$ 323,969.55	$ 555,773.09	$ 517,036.50	$ 440,673.02	$ 524,542.39	$ 500,580.58	$ 226,797.66	$ 391,909.91	$ 397,812.50
Other Current Liabilities												
Accrued Liabilities	50,688.84	119,370.75	200,981.99	259,990.89	117,599.43	180,356.47	147,089.09	150,522.46	63,378.92	87,924.01	72,087.93	80,153.94
Loan - Short Term	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Amazon	0.00	0.00	0.00	0.00	0.00	0.00	54,000.00	49,722.16	45,405.15	45,405.15	41,048.60	41,048.60
AMPLA	167,401.59	252,177.00	306,792.70	322,469.41	317,755.74	285,715.58	0.00	0.00	0.00	0.00	0.00	0.00
Clearco	0.00	0.00	0.00	0.00	0.00	0.00	0.00	152,492.86	83,155.73	198,221.40	203,917.50	231,918.70
Kabbage Funding	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	99,900.00	90,843.91	81,787.82	96,831.73
ONRAMP	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	150,000.00	115,624.28	133,660.40	20,710.86
Pipe Loan	0.00	0.00	49,888.65	41,557.21	33,245.77	24,934.33	16,622.89	8,311.45	0.00	0.00	0.00	0.00
Shopify Capital	0.00	0.00	0.00	0.00	0.00	0.00	231,080.32	182,301.89	133,708.54	314,119.11	249,027.17	235,354.90
Total Loan - Short Term	$ 167,401.59	$ 252,177.00	$ 356,681.35	$ 364,026.62	$ 351,001.51	$ 310,649.91	$ 301,703.21	$ 392,828.36	$ 512,169.42	$ 764,213.85	$ 799,441.49	$ 625,864.79
Sales Tax Payable	3,033.79	6,302.91	10,144.73	14,609.36	19,963.52	26,910.21	35,687.35	43,959.40	52,489.07	61,823.00	71,014.44	77,688.78
Total Other Current Liabilities	$ 221,122.22	$ 377,850.66	$ 567,788.07	$ 638,626.83	$ 488,564.46	$ 517,916.59	$ 494,479.65	$ 587,310.22	$ 628,037.41	$ 913,960.86	$ 942,523.86	$ 783,707.51
Total Current Liabilities	$ 400,616.86	$ 613,956.27	$ 867,316.53	$ 962,596.38	$ 1,044,337.55	$ 1,034,953.09	$ 925,152.67	$ 1,111,852.61	$ 1,222,249.99	$ 1,518,955.64	$ 1,712,630.89	$ 1,702,013.13
Long-Term Liabilities												
Loan Payable - Paypal	0.00	0.00	0.00	0.00	0.00	0.00	115,767.98	92,677.74	75,461.76	55,507.92	27,277.87	3,262.00
Loan Payable - Web Bank	0.00	0.00	0.00	0.00	0.00	0.00	121,747.00	112,976.68	102,013.78	97,628.62	82,502.22	63,594.22
RNJ Loan	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69	31,612.69
Total Long-Term Liabilities	$ 31,612.69	$ 31,612.69	$ 31,612.69	$ 31,612.69	$ 31,612.69	$ 31,612.69	$ 269,127.65	$ 237,267.11	$ 209,088.23	$ 184,749.23	$ 141,392.78	$ 98,468.91
Total Liabilities	$ 432,229.55	$ 645,568.96	$ 898,929.22	$ 994,209.07	$ 1,075,950.24	$ 1,066,565.78	$ 1,194,280.32	$ 1,349,119.72	$ 1,431,338.22	$ 1,703,704.87	$ 1,854,023.67	$ 1,800,482.04
Equity												
Capital Stock	1,995,497.00	1,995,497.00	2,045,497.00	2,045,497.00	2,091,404.80	2,317,404.80	2,347,404.80	2,347,404.80	2,436,904.80	2,436,904.80	2,476,879.80	2,591,879.80
Retained Earnings	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58	-1,576,407.58
Net Income	-195,923.91	-406,743.79	-610,118.59	-827,036.47	-1,080,088.42	-1,289,113.14	-1,452,390.11	-1,650,262.84	-1,784,836.12	-1,842,571.38	-1,936,986.89	-2,077,480.17
Total Equity	$ 223,165.51	$ 12,345.63	-$ 141,029.17	-$ 357,947.05	-$ 565,091.20	-$ 548,115.92	-$ 681,392.89	-$ 879,265.62	-$ 924,338.90	-$ 982,074.14	-$ 1,036,514.67	-$ 1,062,007.95
TOTAL LIABILITIES AND EQUITY	$ 655,395.06	$ 657,914.59	$ 757,900.05	$ 636,262.02	$ 510,859.04	$ 518,449.86	$ 512,887.43	$ 469,854.10	$ 506,999.32	$ 721,630.73	$ 817,509.00	$ 738,474.09

Friday, Feb 10, 2023 01:00:29 PM GMT-8 - Accrual Basis

THE PLUG DRINK, INC.
Profit and Loss
January - December 2022

		Total
Income		
Net Sales	$	4,976,133.33
Total Cost of Goods Sold	$	1,603,029.32
Gross Profit	$	3,373,104.01
Expenses		
Advertising & Marketing		0.00
Advertising		2,097,591.00
Marketing		105,867.35
Total Advertising & Marketing	$	2,203,458.35
Automobile Expense		71,127.32
Gas		11,811.70
Parking		2,699.56
Total Automobile Expense	$	85,638.58
Bank Charges & Fees		9,760.97
Commissions & fees		0.00
Amazon fees		607,973.70
Faire fees		1,659.53
PayPal fees		46,007.19
Shopify Fee		66,330.35
Stripe fees		6,262.05
Total Commissions & fees	$	728,232.82
Contractors		899,992.76
Donation		1,000.00
Factoring Expense		-84,350.00
Health Insurance		5,928.00
Insurance Expense		20,859.28
Interest Expense		115,995.92
Meals & Entertainment		0.00
Entertainment		20,694.67
Meals		127,194.85
Total Meals & Entertainment	$	147,889.52
Medical Expense		3,927.19
Miscellaneous		15,471.46
Office Expense & Software		55,338.94
Online Mail Fee		1,884.46
Professional Fees		396,894.72
Rent Expense		94,695.12
Sales Tax		103,359.92
Shipping, Freight & Delivery		0.00
Freight		60,649.77
Shipping		629,209.37
Total Shipping, Freight & Delivery	$	689,859.14
Supplies		45,196.76
Taxes & Licenses		0.00
Licenses & Permits		8,095.94
State Tax		725.12
Total Taxes & Licenses	$	8,821.06
Telephone Expense		8,560.71
Trash Disposal		832.89
Travel		71,335.61
Total Expenses	$	5,450,584.18
OPEX Rate		110%
Net Operating Income	-$	2,077,480.17
Net Income	-$	2,077,480.17

THE PLUG DRINK, INC.
Statement of Cash Flows
January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
OPERATING ACTIVITIES													
Net Income	-195,923.91	-210,819.88	-203,374.80	-216,917.88	-253,051.95	-209,024.72	-163,276.97	-197,872.73	-134,573.28	-57,735.24	-94,415.53	-140,493.28	-2,077,480.17
Adjustments to reconcile Net Income to Net Cash provided by operations:													
Accounts Receivable (A/R)	-77.53	0.00	0.00	-5,184.40	-13,833.92	2,174.40	10,243.52	-489.25	877.17	-29,417.84	56,057.92	-36.17	20,313.90
Inventory	-101,281.15	-103,532.54	-88,805.00	85,667.42	112,401.25	7,347.70	106,960.57	-22,147.63	64,615.71	-273,307.53	37,636.24	-81,443.84	-235,888.80
Accounts Payable (A/P)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	93,632.00	284,565.12	0.00	142,296.00	520,493.12
AMEX Credit Card 31008	60,975.10	-20,328.95	115,917.95	41,225.80	143,920.05	81,889.25	-71,989.77	88,215.81	-12,979.28	-249,521.78	165,190.98	21,823.22	220,579.88
AMEX Credit Card 33009	-589.16	-90.93	1,426.98	546.17	-551.07	455.39	189.54	10,397.36	753.29	6,442.54	-656.30	-578.18	17,745.61
Chase Credit Card:Chase CC 0190	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Chase Credit Card:Chase CC 1101	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	79,936.30	15,604.45	9,753.25	105,294.00
Chase Credit Card:Chase Credit Card 4494	4,573.54	3,973.36	-5,347.33	3,079.50	12,524.18	-5,365.07	1,416.75	256.20	264.18	-91,513.83	-5,526.88	-10,595.70	-92,261.10
Parker Card	2,077.82	73,057.49	-48,574.73	-20,410.38	73,840.57	0.00	-6,000.00	-6,000.00	-4,000.00	-6,000.00	-9,500.00	-14,500.00	33,990.57
RAMP Credit Card	0.00	0.00	0.00	0.00	2,063.81	28,062.34	0.00	-9,000.00	-8,000.00	-13,126.15	0.00	0.00	0.00
Accrued Liabilities	50,686.84	68,683.91	81,611.24	59,008.86	-142,391.42	62,757.04	-33,287.38	3,433.37	-87,143.54	24,545.09	-15,856.08	8,086.01	80,153.94
Loan - Short Term:Amazon	0.00	0.00	0.00	0.00	0.00	0.00	54,000.00	-4,277.84	-4,317.01	0.00	-4,356.55	0.00	41,048.60
Loan - Short Term:AMPLA	69,683.08	84,775.41	54,615.70	15,676.71	-4,713.67	-32,040.16	-285,715.58	0.00	0.00	0.00	0.00	0.00	-97,718.51
Loan - Short Term:Clearco	0.00	0.00	0.00	0.00	0.00	0.00	0.00	152,492.88	-69,337.13	115,065.67	95,696.10	-61,988.80	231,918.70
Loan - Short Term:Kabbage Funding	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	99,900.00	-9,058.09	-9,056.09	15,043.91	96,831.73
Loan - Short Term:ONRAMP	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	150,000.00	-34,375.72	18,036.12	-112,949.54	20,710.86
Loan - Short Term:Pipe Loan	0.00	0.00	49,868.65	-8,311.44	-8,311.44	-8,311.44	-8,311.44	-8,311.44	-8,311.45	0.00	0.00	0.00	0.00
Loan - Short Term:Shopify Capital	0.00	0.00	0.00	0.00	0.00	0.00	231,080.32	-48,778.43	-48,593.35	180,410.57	-65,091.94	-13,672.27	235,354.90
Sales Tax Payable	3,033.79	3,269.12	3,841.82	4,464.83	5,354.16	6,946.69	6,777.14	8,272.05	8,529.67	9,333.93	9,191.44	6,674.34	77,688.78
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 89,082.13	$ 109,806.87	$ 184,555.26	$ 175,762.87	$ 180,308.50	$ 137.64	$ 7,403.67	$ 164,063.06	$ 175,890.26	-$ 6,019.72	$ 287,369.41	-$ 92,097.77	$ 1,276,262.18
Net cash provided by operating activities	-$ 106,841.78	-$ 101,013.01	-$ 18,819.54	-$ 41,155.01	-$ 72,743.45	-$ 208,887.08	-$ 155,873.30	-$ 33,809.67	$ 41,316.98	-$ 63,754.96	$ 192,953.88	-$ 232,591.05	-$ 801,217.99
FINANCING ACTIVITIES													
Loan Payable - Paypal	0.00	0.00	0.00	0.00	0.00	0.00	115,767.98	-23,090.22	-17,215.98	-19,953.84	-28,230.05	-24,015.87	3,262.00
Loan Payable - Web Bank	0.00	0.00	0.00	0.00	0.00	0.00	121,747.00	-8,770.32	-10,962.90	-4,385.16	-15,126.40	-18,908.00	63,594.22
Capital Stock	5,000.00	0.00	50,000.00	0.00	-45,907.80	226,000.00	30,000.00	0.00	89,500.00	0.00	39,975.00	115,000.00	601,382.80
Net cash provided by financing activities	$ 5,000.00	$ 0.00	$ 50,000.00	$ 0.00	-$ 45,907.80	$ 226,000.00	$ 267,514.98	-$ 31,860.54	$ 61,321.12	-$ 24,339.00	-$ 3,381.45	$ 72,076.13	$ 668,239.02
Net cash increase for period	-$ 101,841.78	-$ 101,013.01	$ 31,180.46	-$ 41,155.01	-$ 28,835.65	$ 17,112.92	$ 111,641.68	-$ 65,670.21	$ 102,638.10	-$ 88,093.96	$ 189,572.43	-$ 160,514.92	-$ 132,978.97

Friday, Feb 10, 2023 01:01:30 PM GMT-8